1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
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April 12, 2024	Hamburg	Silicon Valley
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Madrid

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo
Christian Windsor
Shannon Davis
Lory Empie

Re:	Marex Group plc
Registration Statement on Form F-1 (File No. 333-278231)
CIK No. 0001997464

Ladies and Gentlemen:

As previously discussed with the Staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), on behalf of Marex Group plc (the “Company”), we enclose certain changed pages to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (File No. 333-278231) (the “Registration Statement”) as filed on March 26, 2024. The enclosed pages are attached hereto and marked to indicate changes from the Registration Statement.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

April 12, 2024

Enclosed Pages

The enclosed pages attached as Schedule I illustrate the reorganization that the Company will effect in connection with and immediately prior to the offering. Because the conversion of the Company’s prior incentive awards (as described in the Registration Statement) is price dependent, the Company has assumed for purposes of this illustration that its valuation will be $[***] at the time of the offering and the midpoint of an assumed price range of $[***].

The enclosed pages attached as Schedule II reflect the preliminary financial information for the three months ended March 31, 2024 that the Company expects to include in Amendment No. 1.

If you have any questions concerning the enclosed pages, please do not hesitate to contact me by telephone at (212) 906-1281.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)
Ian Lowitt, Marex Group plc
Rob Irvin, Marex Group plc
Ian Schuman, Latham & Watkins LLP
Jennifer Gascoyne, Latham & Watkins LLP

April 12, 2024

SCHEDULE I

April 12, 2024

We present our consolidated financial statements in U.S. dollars. All references in this prospectus to "dollar," "USD" or "$" mean U.S. dollars, all references to "L," "GBP" or "Pounds Sterling" mean British pounds sterling and all references to "Euro" or " " mean the currency of the member states of the European Monetary Union that have adopted or that adopt the single currency in accordance with the treaty establishing the European Community, as amended by the Treaty on European Union. Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In March 2021, we acquired Starsupply Petroleum Europe B.V., and in October 2021, we acquired Volcap Trading Partners Limited. In February 2022, we acquired Arfinco S.A. In August 2022, we signed a Share & Asset Purchase Agreement to acquire certain businesses of ED&F Man Capital Markets Inc. ("ED&F Man Capital Markets"), which involved a staggered completion, with completion of the acquisitions of the U.K. business in October 2022, the Australian business in November 2022, the U.S. and United Arab Emirates businesses in December 2022 and the Hong Kong business in February 2023. In February 2023, we completed the acquisition of the brokerage business of OTCex, which involved the acquisition of HPC SA (subsequently renamed Marex SA), and in July 2023, we acquired Global Metals Network Limited ("GMN"). On July 15, 2023, we completed the integration of Marex North America, LLC ("MNA") and Marex Capital Markets Inc. ("MCMI"), which historically was the U.S. business of ED&F Man Capital Markets. In August 2023, we acquired Eagle Energy Brokers, LLC ("Eagle Energy Brokers") and its wholly owned subsidiary, Eagle Commodities Brokers Limited ("Eagle Commodities"), and in December 2023, we acquired Cowen's legacy prime brokerage and outsourced trading business, which includes Cowen International Limited (subsequently renamed Marex Prime Services Limited). The acquisitions undertaken during 2023, whether taken into consideration individually or as a group of related businesses, are not "significant" for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to these acquisitions. Unless otherwise indicated, all information contained in this prospectus gives effect to a [****] to one reverse split of our ordinary shares, which will be effected immediately prior to the consummation of this offering. Unless otherwise indicated, all information contained in this prospectus does not give effect to: (i) the conversion of our outstanding Growth Options (as defined in "Management - Equity Incentive Plans - Growth Options") into [****] Growth Shares (as defined in "Management - Equity Incentive Plans - Growth Shares") in connection with and prior to the consummation of this offering, (ii) the conversion of our outstanding Growth Shares into [****] non-voting ordinary shares in connection with and prior to the consummation of this offering, assuming an initial public offering price of $ [****] per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, (iii) the exercise of a warrant into [****] non-voting ordinary shares in connection with and prior to the consummation of this offering, (iv) the reclassification of all of our non-voting ordinary shares into ordinary shares on a one-for-one basis in connection with and prior to the consummation of this offering and (v) the issuance of [****] additional ordinary shares to former holders of Growth Shares to satisfy the dividend adjustment (as described in "Management - Equity Incentive Plans -Growth Shares"). A $1.00 increase in the assumed initial public offering price of $ [****] per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of ordinary shares referenced in clauses (ii) and (v) above by an aggregate of [****], and a$1.00 decrease in the assumed initial public offering price would increase this number of ordinary shares by [****]. iii

April 12, 2024

SCHEDULE II

April 12, 2024

Recent Developments In January 2024, we acquired Pinnacle Fuel LLC, which is a physical fuel oil brokerage based in New York, and we disposed of our U.S. clearing broker, Marex North America, LLC, following the integration of its business and MCMI. On February 6, 2024, we paid an interim dividend of $44.1 million to our shareholders. Preliminary results for the three months ended March 31, 2024 We have not yet completed our closing procedures for the three months ended March 31, 2024. Presented below are certain estimated preliminary unaudited financial results for the three months ended March 31, 2024: Three months ended March 31, 2024 Estimated Low Estimated High (unaudited, millions) Revenue $[360.0] $[370.0] Profit before tax [57.0] [59.0] Tax [14.8] [15.3] Profit after tax [42.7] [43.7] Adjusted Operating Profit [65.6] [67.6] Profit margin [12]% [12]% Adjusted Operating Profit Margin [18]% [18]% We believe we continue to maintain strong and prudent capital and liquidity positions. The preliminary financial information above reflects estimates based only on preliminary information available to us as of the date of this prospectus. We have provided estimates because these results are preliminary and subject to change. Our actual results will not be finalized until after we complete our normal quarter-end accounting procedures, including the execution of our internal control over financial reporting. These estimates reflect our management's best estimate of the impact of events during this quarter. Accordingly, you should not place undue reliance on these preliminary estimates, which should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS. These preliminary results for the three months ended March 31, 2024 are not necessarily indicative of any future period and actual results may differ materially from those described above. You should read this information together with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The preliminary financial information above has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedure with respect to this preliminary financial information and does not express an opinion or any form of assurance on such information. Adjusted Operating Profit is a non-IFRS financial measure. See "Presentation of Financial and Other Information–Non-IFRS Financial Measures" for additional information regarding Adjusted

April 12, 2024

Operating Profit. The following table sets forth a reconciliation of estimated profit after tax to estimated Adjusted Operating Profit for the three months ended March 31, 2024:

	Three months ended March 31, 2024	
	Estimated Low	Estimated High
	(unaudited, millions)	
Profit after tax	$[***]	$[***]
Tax	[***]	[***]
Acquisition costs[(a)]	[***]	[***]
Owner fees[(b)]	[***]	[***]
Amortization of acquired brands and customer lists[(c)]	[***]	[***]
Activities relating to shareholders[(d)]	[***]	[***]
IPO preparation costs[(e)]	[***]	[***]
Adjusted Operating Profit	$[***]	$[***]
Profit margin	[***]%	[***]%
Adjusted Operating Profit Margin	[***]%	[***]%

(a) Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of OTCex and Cowen's Prime Services and Outsourced Trading business.

(b) Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and will cease to be incurred after the completion of this offering.

(c) Amortization of acquired brands and customer lists represents the amortization charge for the year the brands and customer lists were acquired, presented in the income statement within depreciation and amortization.

(d) Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortization of acquired brands and customer lists.

(e) IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.

We expect to incur additional expenses in connection with this offering in the second quarter of 2024. For example, we expect our tax expense related to the vesting of our Growth Shares in connection with this offering and costs for our offering-related insurance coverage to total approximately $[***] million.

Corporate Information

Marex Group plc was incorporated under the laws of England and Wales in November 2005. We were established in 2005 with the incorporation of Marex Group Limited and its wholly owned subsidiary Marex Financial Limited (now Marex Financial). We later became Marex Spectron Group Limited, following our acquisition of Spectron Group Limited in 2011. Marex Spectron Group Limited re-registered as a public limited company in May 2021 and subsequently became Marex Group plc.

A description of the material terms of our amended and restated articles of association and ordinary shares as will be in effect following the consummation of this offering are described in the section entitled "*Description of Share Capital and Articles of Association.*"

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